UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
 Under the Securities Exchange Act of 1934

MICRON TECHNOLOGY, INC.
(Name of the Issuer)

Common Stock, Par Value US$0.10 Per Share
(Title of Class of Securities)

595112103 (Common Stock)
(CUSIP Number)

Nanya Technology Corp.
No. 98, Nanlin Rd.
Taishan Dist
New Taipei City 24308, Taiwan
Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Remsen Kinne, Esq.
K&L Gates LLP
Suite 1200
Four Embarcadero
San Francisco, CA 94111
1 (415) 882 8200

June 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595112103
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nanya Technology Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instruction) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 46,166,058
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 46,166,058
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,166,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 4.17%
14.	Type of Reporting Person (See Instructions) CO

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on December 12, 2016 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”) by Nanya Technology Corp., a company limited by shares incorporated under the laws of the Republic of China (Taiwan) (“Nanya”) relating to the shares of Common Stock, US$0.10 par value per share (the “Common Stock”), of Micron Technology, Inc., a company under the laws of the State of Delaware, U.S.A. (“Micron”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Considerations

 Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information as the second paragraph:

“From June 14 to 26, 2017, Nanya sold a total of 11,614,080 shares of Common Stock on the public market.  As of the date of this Amendment No. 1, Nanya beneficially owns 46,166,058 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(a), (b) Nanya beneficially owns 46,166,058 shares of Common Stock, representing approximately 4.17% (rounded off to nearest tenth) of the issued and outstanding share capital of Micron.  This ownership percentage has been calculated based on 1,106,307,123 shares of Common Stock outstanding as of March 21, 2017 as reported in Micron’s Quarterly Report on Form 10-Q filed on March 28, 2017 for the quarterly period ended March 2, 2017/

(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock that were effected in the past 60 days by Nanya.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information as the second paragraph:

“Nanya sold a total of 11,614,080 shares of Common Stock on the public market. as set forth in Exhibit 99.1.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.1            Trading Data

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017	NANYA TECHNOLOGY CORP

	By:	/s/ Pei-Ing Lee
	Name:	Pei-Ing Lee
	Title:	President

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Trading Data